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PARTNERS Matthew D. Bersani Lorna Xin Chen Peter C.M. Chen Colin Law	Kyungwon Lee Paul Strecker Shuang Zhao

via edgar	March 1 , 2013

Re:	Tsingda eEDU Corporation

Schedule 13E-3

Filed on January 24, 2013 by Tsinga eEDU Corporation, TEC Merger Sub, MA Platform, Inc., Tsing Da Century Education Technology Co., Ltd., Zhang Hui, Liu Jintao, Yangyi Yu, Ji Qing Wang, Capvent Asia Consumption Co-Investment Fund Ltd, Yun Hui Yu, Yu Sheng, Kang Chungmai, Zhang Meng Kung, Yang Fanbin, Feng Chengxiang andLi Li

File No. 005-85496

Larry Spirgel
David F. Duchovny
Celeste M. Murphy
Brandon Hill
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Spirgel, Mr. Duchovny, Ms. Murphy and Mr. Hill:

On behalf of Tsingda eEDU Corporation., a Cayman Island company (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of February 21, 2013 with respect to the Schedule 13E-3, File No. 005-85496 (“Schedule 13E-3) filed by the Company and the other filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. Please note that all references to page numbers in the responses to comments on the Schedule 13E-3 are references to the page numbers in the amendment no.1 to the Schedule 13E-3 (the “Schedule 13E-3 Amendment No.1”) filed concurrently with the submission of this letter. In addition, marked copies of the Schedule 13E-3 Amendment No.1 to show changes between the

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK
PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS

Schedule 13E-3 Amendment No.1 and the Schedule 13E-3 are being provided to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13E-3 Amendment No.1.

To the extent any response relates to information concerning any of Tsinga eEDU Corporation, TEC Merger Sub, MA Platform, Inc., Tsing Da Century Education Technology Co., Ltd., Zhang Hui, Liu Jintao, Yangyi Yu, Ji Qing Wang, Capvent Asia Consumption Co-Investment Fund Ltd, Yun Hui Yu, Yu Sheng, Kang Chungmai, Zhang Meng Kung, Yang Fanbin, Feng Chengxiang and Li Li, such response is included in this letter based on information provided to us by such entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Schedule 13E-3 Amendment No.1 in response to the Staff’s comments.

* * *

Schedule 13E-3

General

1.	The Schedule 13D filed on January 24, 2013 by the 13E-3 filing persons indicates that the date of the event giving rise to the filing obligation is the same date. It appears that on that date the 13E-3 filing persons contributed their shares to TEC Merger Sub. We note that Zhang Hui, Liu Jintao, Tsing Da Century Education Technology Co., Inc. and Yangyi Yu have held their shares in the company since at least November 30, 2010 but did not file a Schedule 13D until January 24, 2013. We are unable to locate any Schedule 13D for any of the foregoing persons prior to January 24, 2013. Please file all required Schedules 13D.

In response to the Staff’s comment, the Filing Persons have filed Schedules 13D for the foregoing persons and MA Platform, Inc. concurrently with the filing of the Schedule 13E-3 Amendment No.1.

Summary Term Sheet, page 1

Parties to the Merger, page 2

2.	Please disclose that Beijing Tsingda Century Investment Consultant of Education Co., Ltd is an affiliate of Tsingda eEdu.

In response to the Staff’s comment, the Filing Persons have revised the disclosures on pages 4 and 24 to disclose Beijing Tsingda Century Investment Consultant of Education Co., Ltd is an affiliate of Tsingda eEDU Corporation.

The Filing Persons’ Position on the Fairness of the Merger, page 4

3.	Please disclose the negative factors that the filing persons weighed in considering the merger.

In response to the Staff’s comment, the Filing Persons have revised the disclosures on pages 5 and 6 to disclose the negative factors that the filing persons weighed in considering the merger.

Background of the Transaction, page 8

4.	The third sentence of the first paragraph of this section appears to be incomplete. Please revise.

In response to the Staff’s comment, the Filing Persons have revised the relevant disclosure on page 9.

5.	We note your disclosure that the Rollover Shareholders took into account the price MA Platform, Inc. paid to Eastbridge Investment Group Corp. on December 18, 2012. We also note that the Rollover Shareholders instructed Sherman & Sterling to prepare the necessary documentation to effect a short-form merger on December 15, 2012. Please disclose whether Eastbridge Investment was aware of the potential going-private transaction prior to this transaction. In addition, please provide a brief summary of the valuation methodology MA Platform used to value the shares in this transaction.

In response to the Staff’s comment, the Filing Persons have revised the relevant disclosure on page 10. In addition, the Filings Person respectfully advise the Staff that, other than the arm’s length private negotiation between two sophisticated parties as disclosed in the Schedule 13E-3, MA Platform did not use any other valuation methodology to value the Ordinary Shares in this transaction.

6.	Please revise your disclosure to discuss the resignation of two of your directors on December 19, 2012.

In response to the Staff’s comment, the Filing Persons have revised the relevant disclosure on page 10.

7.	We note your disclosure that the Rollover Shareholders were concerned your shares were not traded on an exchange or over the counter. We also note your disclosure that the merger provides liquidity to the public stockholders. Please discuss whether the Rollover Shareholders considered trying to list your shares on an exchange.

In response to the Staff’s comment, the Filing Persons have revised the relevant disclosure on page 9.

8.	Please revise to explain how the filing persons considered the company’s business, operations, properties and assets, financial condition, business strategy and prospects, the nature of the company’s industry, industry trend and economic and market conditions in assessing the merger.

In response to the Staff’s comment, the Filing Persons have revised the relevant disclosure on pages 5 and 18.

Reasons, page 10

9.	Please explain why the filing persons considered providing liquidity for the public stockholders a positive factor in the filing persons’ analysis.

The Filing Persons respectfully advise the Staff that, given the fact that public stockholders have no public market to efficiently sell their Ordinary Shares and TEC has not paid dividends on Ordinary Shares in the past and do not anticipate doing so in the foreseeable future as disclosed in the Schedule 13E-3, the Filing Persons believe that the Merger will provide liquidity to the public stockholders which has not been available to public stockholders before.

10.	Please explain why the filing persons decided to pursue a going private transaction at this time. We note that the filing persons acquired ownership of the registrant in May 2010, presumably aware of the costs of operating a public company.

The Filing Persons respectfully advise the Staff that the Filing Persons were aware of the costs of operating a public company. However, as disclosed in the Schedule 13E-3, TEC has incurred significant costs but has derived only minimal benefits from being a public company. In particular, the traditional liquidity benefits of being a public reporting company is not available to TEC’s shareholders because the Ordinary Shares are not traded on any stock exchange or over the counter market. Filing Persons considered and tried to list the Ordinary Shares on national stock exchanges in the United States but eventually abandoned such efforts due to economic and market conditions. In addition, the Filing Persons also considered descending trend of the trading prices of China-based, U.S.-listed companies, in particular the U.S.-listed education companies in China. Therefore, the filing persons’ decision to pursue a going private transaction at this time was primarily attributable to TEC’s significant difficulty in raising capital in the market and the recent negative market outlook on the China-based, U.S.-listed companies as well as the costs of operating a public company.

11.	Please discuss whether the filing persons considered the tax benefits for Zhang Hui, Liu Jintao and Kang Chungmai in assessing the fairness of the merger.

The Filing Persons respectfully advise the Staff that, there are no tax benefits for Zhang Hui, Liu Jintao and Kang Chungmai as a result of the proposed merger, and such individuals did not consider tax benefits in assessing the fairness of the proposed merger.

Factors Considered in Determining Fairness, page 16

12.	We note that you sold 3 million ordinary shares in July 2011 for $4.56 per share. We also note that some of the filing persons proposed to sell shares for a price between $1 and $3 per share. Please revise your disclosure to explain why those prices are not indicative of the value of your shares at the current time.

In response to the Staff’s comment, the Filing Persons have revised the relevant disclosure on pages 17 and 18.

13.	Please revise the third bullet point to expand your description of the “descending trend of the trading prices of China-based, U.S.-listed companies.”

In response to the Staff’s comment, the Filing Persons have revised the relevant disclosure on page 18.

14.	Please clarify how a lack of a third party buyer for Tsingda (as disclosed in the fourth bullet point) indicates that the proposed merger is fair.

The Filing Person respectfully advise the Staff that the absence of a third party buyer for Tsingda is a factor considered by the Filing Persons in determining the fairness of the proposed merger as it demonstrates that the proposed merger was the only likely source of prompt liquidity for the Ordinary Shares which was simultaneously available to all of the Public Stockholders. This factor itself does not indicate the proposed merger is fair. In response to the Staff’s comment, the Filing Persons have revised the relevant disclosure on page 18 to clarify this point.

15.	Please clarify how the limitation of reporting obligations following the merger indicates that the proposed merger is substantively and procedurally fair to the public stockholders.

The Filing Person respectfully advise the Staff the limitation of reporting obligations following the proposed merger would result in estimated savings of approximately $1,000,000 per year in costs related to being a public company which was considered by Filing Persons in determining the Merger Consideration. Please refer to page 19 for the revised disclosure to clarify this point.

16.	Please clarify how the ability of a dissenting shareholder to follow an appraisal process under Cayman law is indicative of procedures designed to arrive at a fair price in a transaction.

The Filing Person respectfully advise the Staff the appraisal process under Cayman law serves as a judicial examination on the Merger Consideration offered by the Filing Persons in the event that any Public Stockholder objects to the proposed merger and the Filing Persons took into consideration the potential negative impact of an exercise of dissenters’ rights on the Company and the Filing Persons in offering the Merger Consideration.

17.	Refer to the first full paragraph of page 17. In connection with your discussion of how the book value of your shares is not meaningful, disclose the book value per share.

In response to the Staff’s comment, the Filing Persons have revised the relevant disclosure on page 19.

18.	Refer to the second full paragraph of page 17. Describe the “financial analyses evaluated and considered” to which you refer. We note that the only evaluation that is discussed is the sales price of a block of shares among 2 private parties, including a filing person.

The Filing Persons considered the business operations and financial conditions of the Company, the trend in China’s education industry and the per share price paid by MA Platform, Inc. in recent arm’s length negotiated share purchases but did not conduct detailed financial analyses to determine the going concern value of the Company. The Filing Persons have revised the relevant disclosure on page 19 to clarify this point.

19.	Refer to the first full paragraph on page 18. Clarify there which filing person “individually” considered the matters in each bullet point instead of aggregating the filing persons.

In response to the Staff’s comment, the Filing Persons have revised the relevant disclosure on page 20.

Trading Market and Price, page 20

20.	Please tell us what you intended shareholders to do in respect of the highlighted language urging them to obtain current market quotations for shares which are not traded publicly.

In response to the Staff’s comment, the Filing Persons have removed the highlighted language. Please refer to page 21.

Prior Stock Purchases, page 20

21.	We note that:

On December 30, 2011, MA Platform, Inc. purchased 1,217,961 Ordinary Shares of TEC from six shareholders.

On August 22, 2012, MA Platform, Inc. purchased 11,339,363 Ordinary Shares of TEC from 12 shareholders at $4.20 per share.

On September 10, 2012, MA Platform, Inc. purchased 1,270,041 Ordinary Shares of TEC from nine shareholders at $2.30 per share.

On December 18, 2012, MA Platform, Inc. purchased 1,424,129 Ordinary Shares of TEC from Eastbridge Investment Group Corp. at $2.30 per share.

Please provide us with your analysis of why these acquisitions were not the first steps in a going private transaction under Rule 13e-3 that required the contemporaneous filing of a Schedule 13E-3 when the acquisitions closed.

The Filing Person respectfully advise the Staff that all these acquisitions were undertaken by MA Platform, Inc. solely for investment in the ordinary course of its business without the purpose of producing the going private effect specified in Rule 13e-3(a)(3)(ii) under the Securities Exchange Act and were individually and collectively independent from the proposed going private transaction. The first three acquisitions were closed before the Rollover Shareholders preliminarily concluded that a short-form merger provided the quickest and most cost-effective way for TEC to be taken private, and the negotiation for the fourth acquisition started in November 2012 and had been ongoing until December 18, 2012, which was more than one month before when the Rollover Shareholders finally decided to take TEC private through a short-form merger.

Dissenters’ Rights, page 26

22.	Your disclosure may not be qualified by reference to statutes. Please revise the first paragraph accordingly.

In response to the Staff’s comment, the Filing Persons have revised the relevant disclosure on page 28.

Plans, page 29

23.	Revise your disclosure to address each of the requirements of Item 1006(c)(1)-(8) of Regulation M-A.

In response to the Staff’s comment, the Filing Persons have revised the relevant disclosure on page 31.

* * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, TEC Merger Sub, MA Platform, Inc., Tsing Da Century Education Technology Co., Ltd., Zhang Hui, Liu Jintao, Yangyi Yu, Ji Qing Wang, Capvent Asia Consumption Co-Investment Fund Ltd, Yun Hui Yu, Yu Sheng, Kang Chungmai, Zhang Meng Kung, Yang Fanbin, Feng Chengxiang and Li Li, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852.2978.8002 or shuang.zhao@shearman.com.

Very truly yours,

By:	/s/ Shuang Zhao
Name: Shuang Zhao

cc: Zhang Hui, chairman, chief executive officer and president of Tsinga eEDU Corporation

EXHIBIT A

ACKNOWLEDGEMENT

Each of the undersigned hereby acknowledges that in connection with the Schedule 13E-3 Amendment No.1 filed by the Company:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TSINGDA EEDU CORPORATION

By:	/s/ Zhang Hui
Name: Zhang Hui
Title: Chairman and Chief Executive Officer

TEC MERGER SUB

By:	/s/ Zhang Hui
Name: Zhang Hui
Title: Director

MA PLATFORM, INC.

By:	/s/Masaki Murata
Name: Masaki Murata
Title: President

TSING DA CENTURY EDUCATION TECHNOLOGY CO., LTD.

By:	/s/ Zhang Hui
Name: Zhang Hui
Title: Director

ZHANG HUI

/s/ Zhang Hui

LIU JUNTAO

/s/ Liu Juntao

YANGYI YU

/s/ Yangyi Yu

A-1

JI QING WANG

/s/ Ji Qing Wang

CAPVENT ASIA CONSUMPTION CO- INVESTMENT FUND LTD

By:	/s/ Thomas Clausen
Name: Thomas Clausen
Title: Director

YUN HUI YU

/s/ Yun Hui Yu

YU SHENG

/s/ Yu Sheng

KANG CHUNGMAI

/s/ Kang Chungmai

ZHANG MENG KUNG

/s/ Zhang Meng Kung

YANG FANBIN

/s/Yang Fanbin

FENG CHENGXIANG

/s/ Feng Chengxiang

LI LI

/s/ Li Li

A-2